(212) 318-6052

christophertafone@paulhastings.com

June 30, 2014	27226.00011

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Funds (the “Registrant”)

File Nos.: 333-196170

Dear Ms. Dubey:

This letter responds to comments communicated to the undersigned with respect to the initial Registration Statement on Form N-14 and Pre-Effective Amendment No. 1 thereto of the Registrant, which were filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2014 (SEC Accession No. 0001144204-14-033058) and June 6, 2014 (SEC Accession No. 0001144204-14-036131), respectively, for the purpose of reorganizing The Japan Fund, a series of Nomura Partners Funds, Inc., into the Matthews Japan Fund, a series of the Registrant (the “Registration Statement”).

The Registrant’s responses to your comments are reflected below. We have restated the substance of your comments for ease of reference. Capitalized terms shall have the same meanings as appearing in the Registration Statement, unless otherwise indicated.

Comment #1: You have requested that we include the name of the surviving fund in any pro forma columns, including the Fee Tables, Capitalization Table and the Pro Forma Combined Financial Statements.

Response #1: The requested changes have been made.

Comment #2: With respect to the NPF Japan Fund, you have noted that the Fund had available approximately $56 million in capital loss carryforwards and approximately $119 million of net assets as of September 30, 2013. You have requested that we include disclosure about the potential limitation of these capital loss carryforwards, including an appropriate level of detail (i.e., amounts, expiration dates, etc.).

Response #2: The requested disclosure has been added.

Comment #3: On pages 11 (Q & A) and 34, you have requested that the best quarter and worst quarter performance information be moved to follow the bar chart in accordance with Item 4(b)(2)(ii) of Form N-1A.

Response #3: The requested change has been made.

June 30, 2014

Comment #4: Also on pages 11 (Q & A) and 34, you have requested that we include the performance information for the Institutional Class shares of the Matthews Japan Fund (before taxes) in accordance with Instruction 3(c)(i) of Item 4(b)(2) of Form N-1A.

Response #4: The requested disclosure has been added.

Comment #5: On page 19 (and elsewhere), you have noted that “The NPF Japan Fund shareholders will have an aggregate NAV equal to the aggregate NAV of such shareholder’s interest in the NPF Japan Fund as of the business day before the Closing, as determined using the Matthews Japan Fund’s valuation policies and procedures, except as mutually agreed by the respective Funds.” (emphasis added). You have requested that we briefly explain what is meant by stating that the Funds may agree to a valuation determined using policies or procedures other than the Matthews Japan Fund’s valuation policies and procedures.

Response #5: The requested disclosure has been added.

Comment #6: On page 22, you have noted that the Matthews Japan Fund has included disclosure with respect to defensive investment strategies. You have requested that we confirm whether the NPF Japan Fund has the ability to make such defensive investments and, if so, to include the appropriate disclosure.

Response #6: The NPF Japan Fund may engage in defensive investment strategies. Therefore, the requested disclosure has been added.

Comment #7: On page 29, you have requested that we replace the word “None” with the figure “1.00%” with respect to the Maximum Deferred Sales Charge for the Class A Shares of the NPF Japan Fund.

Response #7: The requested change has been made.

Comment #8: On page 30, you have requested that we re-format the Fee Table to conform to the format of the Fee Table on page 7 (Q & A) as prescribed by Item 4 of Form N-1A.

Response #8: The requested change has been made.

Comment #9: On page 31, you have requested that we confirm and disclose that any waivers and/or reimbursements subject to recoupment from the NPF Japan Fund will not carry over to the Matthews Japan Fund.

Response #9: The Registrant confirms that any waivers and/or reimbursements that are subject to recoupment from the NPF Japan Fund will not carry over to the Matthews Japan Fund. Accordingly, the requested disclosure has been added.

Comment #10: Also on page 31, you have requested that, as applicable, we disclose the duration of the expense limitation as well as whether any such waivers and/or reimbursements are subject to recoupment by Matthews.

Response #10: The requested disclosures have been added.

June 30, 2014

Comment #11: On page 42, you have requested that we consider removing footnote (a) as it appears to be duplicative.

Response #11: The requested change has been made.

Comment #12: On page 50, you have requested that we disclose the diversification policy of the NPF Japan Fund.

Response #12: The requested disclosure has been added.

Comment #13: On page 51, you have requested that we revise the disclosure with respect to the portfolio managers of both the NPF Japan Fund and Matthews Japan Fund to state that they are “jointly and primarily responsible” for the day-to-day management of the Funds’ portfolios, respectively, in accordance with Item 5(b) of Form N-1A.

Response #13: The disclosure has been revised only with respect to the NPF Japan Fund. (Please see Response #16 with respect to the Matthews Japan Fund.)

Comment #14: On page 56, you have noted that the disclosure with respect to the voting of fractional shares is inconsistent with other such disclosures in the Registration Statement. You have requested that we reconcile these disclosures to be consistent throughout the Registration Statement.

Response #14: The requested change has been made.

Comment #15: On page D-2 (Appendix D), you have requested that we disclose the duration of the expense limitation for the Matthews Japan Fund.

Response #15: The requested disclosure has been added.

Comment #16: On page D-4 (Appendix D), you have requested that we revise the disclosure with respect to Mr. Amaki to state that “[a]dditional information regarding other accounts managed by [him], and his compensation and ownership of Matthews Japan Fund shares, is available in the Reorganization SAI.”

Response #16: Taizo Ishida serves as the lead portfolio manager of the Matthews Japan Fund and is primarily responsible for its day-to-day management. Mr. Ishida is supported by and consults with Kenichi Amaki; however, Mr. Amaki is neither jointly nor primarily responsible for the day-to-day management of the Matthews Japan Fund. Since Mr. Amaki is not jointly or primarily responsible for the day-to-day management of the Matthews Japan Fund, we believe that the current disclosure is sufficient in accordance with the requirements of Item 5(b) of Form N-1A.

Comment #17: On page D-11 (Appendix D), you have noted that the Matthews Japan Fund charges a $9.00 fee for wire redemptions. You have requested that we disclose this fee in the Fee Tables on pages 7 (Q&A) and 30.

Response #17: The requested disclosure has been added.

June 30, 2014

Comment #18: On page B-4 (Reorganization SAI) with respect to the Pro Forma Combined Schedule of Investments, you have asked us to confirm whether all of the holdings of the NPF Japan Fund comply with the investment guidelines and restrictions of the Matthews Japan Fund. If not, you have asked us to identify the specific holdings that do not comply. If all of the holdings do comply, you have asked us to provide disclosure to that effect.

Response #18: The requested disclosure has been added.

Comment #19: On pages B-5/6 (Reorganization SAI) with respect to the Pro Forma Combined Statement of Assets and Liabilities and the Pro Forma Combined Statement of Operations, you have requested that we provide an explanation for any pro forma adjustments in a footnote(s).

Response #19: The requested footnotes have been added.

Comment #20: On page B-9, note 6 (Reorganization SAI), you have asked us to disclose the amount of capital loss carryforwards available to the NPF Japan Fund as of December 31, 2013.

Response #20: The requested disclosure has been added.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Christopher J. Tafone

Christopher J. Tafone

for Paul Hastings LLP

cc: David A. Hearth, Paul Hastings LLP

Matthews International Funds

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

June 30, 2014

VIA EDGAR

Anu Dubey, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Matthews International Funds (the “Trust”) Registration Statement on Form N-14 (File No. 333-196170)

Dear Ms. Dubey:

In connection with your review of the initial Registration Statement on Form N-14 and Pre-Effective Amendment No. 1 thereto of the Trust, which were filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2014 (SEC Accession No. 0001144204-14-033058) and June 6, 2014 (SEC Accession No. 0001144204-14-036131), the Trust acknowledges that:

1.    In connection with the comments made by the Staff of the Commission, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.    The Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.    The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the Commission or any person.

Sincerely,

/s/ John McGowan

John McGowan

Secretary